UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2018
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Aceto Corporation
Full Name of Registrant

N/A
Former Name if Applicable

4 Tri Harbor Court
Address of Principal Executive Office (Street and Number)

Port Washington, NY 11050
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) Not applicable.

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Aceto Corporation, a New York corporation (the “Registrant”), is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2018 (the “Quarterly Report”) because the Registrant requires additional time to finalize the Quarterly Report and the financial statements included therein. As previously announced, the Registrant is engaged in the process of exploring strategic alternatives. Management’s involvement in that process has been substantial and has expanded significantly during recent periods. The demands placed upon management in the strategic alternative process have limited management’s ability to complete the steps necessary to file the Quarterly Report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William C. Kennally, III	(516)	627-6000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ NO ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A attached hereto, which Exhibit is incorporated by reference herein.

Note: This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology, “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions. Statements contained in this Form 12b-25 are based upon information presently available to the registrant and assumptions that it believes to be reasonable. Except as required by law, the registrant is not assuming any duty to update this information should those facts change or should it no longer believe the assumptions to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties.

Aceto Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 12, 2019	By:	/s/ William C Kennally, III
William C. Kennally, III
President and Chief Executive Officer

EXHIBIT A

For the three months ended December 31, 2017, the Registrant recorded net sales of $171.2 million, gross profit of $34.0 million, operating income of $3.8 million, loss before income taxes of $499,000 and a net loss of $13.9 million, or $0.39 per diluted share. For the six months ended December 31, 2017, the Registrant recorded net sales of $356.5 million, gross profit of $74.0 million, operating income of $11.0 million, income before income taxes of $1.6 million and a net loss of $13.4 million, or $0.38 per diluted share.

During the third quarter of fiscal 2018 (which ended on March 31, 2018), the Registrant recognized pre-tax non-cash impairment charges of $256.3 million, consisting of $235.1 million of a goodwill impairment charge and a $21.2 million write-down of other identifiable intangible assets for its Rising reporting unit. Many of the market and industry factors that led to the impairment charges have continued to impact the Registrant. The difficult conditions in the generic drug market have been compounded by the continuing impact of failures to supply and other negative market factors. The Registrant also spent heavily on financial and legal professionals retained by the Registrant to deal with ongoing negative factors in the market and pending legal proceedings. As a result of these and other factors, the Company expects to report, for the three and six months ended December 31, 2018, the following (in millions):

	Preliminary Amounts (in thousands)
	Three Month Period	Six Month Period
Net sales	$163,649	$328,054
Gross profit	24,046	49,526
Operating loss	(15,068)	(28,366)
Loss before income taxes	(21,810)	(40,905)
Net loss	(22,350)	(43,442)
Loss per diluted share	$(0.63)	$(1.22)